SECURITIES PURCHASE AGREEMENT


THIS SECURITIES PURCHASE AGREEMENT ("the Agreement") is entered into on September 25, 2000 between Robert G. Woods, of Secret Cove, B.C. ("Buyer") and Gary A. Stannell, of Vernon, B.C. ("Seller").

WHEREAS, Seller wishes to sell to Buyer and Buyer wishes to purchase 4,000,000 restricted common shares of Shaw International Inc., a Delaware Corporation (the "shares"),

IT IS HEREBY AGREED that Seller transfers irrevocably to Buyer the Shares as described above, in consideration of $0.0002 per share, or a total of $800.00 in U.S. funds.

IN WITNESS WHEREOF, both of the parties to this Agreement have executed, or caused to be executed, the Agreement as of the date first above written.



ROBERT G. WOODS                             GARY A. STANNELL
---------------                             ----------------
Robert G. Woods                             Gary A. Stannell